Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		June 30,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2015	2014
ASSETS
Cash		20,625	3,953
Accounts receivable		383,707	418,688
Prepaids and deposits		7,782	6,519
Derivative asset	22	251,685	520,601
Total current assets		663,799	949,761
Long-term investments	4	61,676	49,878
Derivative asset	22	259,272	283,379
Other long-term assets	5	54,718	59,577
Exploration and evaluation	6, 7	646,450	622,509
Property, plant and equipment	7, 8	16,034,866	14,250,062
Goodwill	9	251,919	251,919
Total assets		17,972,700	16,467,085
LIABILITIES
Accounts payable and accrued liabilities		671,016	839,228
Dividends payable	13	115,927	102,697
Current portion of long-term debt	10	1,048,583	93,504
Derivative liability	22	987	3,389
Decommissioning liability	12	32,852	52,280
Total current liabilities		1,869,365	1,091,098
Long-term debt	10	2,936,501	2,849,570
Derivative liability	22	22,133	215
Other long-term liabilities	11, 20	57,965	46,055
Decommissioning liability	12	1,189,374	971,078
Deferred income tax	19	1,194,844	1,348,180
Total liabilities		7,270,182	6,306,196
SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	15,512,458	14,157,519
Contributed surplus		111,622	118,045
Deficit	14	(5,289,483)	(4,357,053)
Accumulated other comprehensive income		367,921	242,378
Total shareholders' equity		10,702,518	10,160,889
Total liabilities and shareholders' equity		17,972,700	16,467,085
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30		Six months ended June 30
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2015	2014	2015	2014
REVENUE AND OTHER INCOME
Oil and gas sales		776,158	1,147,880	1,389,791	2,176,809
Royalties		(118,723)	(202,371)	(217,056)	(383,077)
Oil and gas revenue		657,435	945,509	1,172,735	1,793,732
Derivative losses	16, 22	(246,252)	(154,152)	(33,279)	(346,815)
Other income (loss)	17	(6,186)	5,277	17,511	8,895
		404,997	796,634	1,156,967	1,455,812
EXPENSES
Operating		162,311	157,832	326,695	305,391
Transportation		32,084	30,769	64,658	55,989
General and administrative		30,900	29,941	53,165	47,320
Interest on long-term debt		33,249	25,852	66,950	47,457
Foreign exchange (gain) loss	18	(32,718)	(37,399)	97,951	3,716
Share-based compensation	20	15,549	33,406	35,529	53,601
Depletion, depreciation and amortization	6, 8	412,766	409,642	824,670	783,940
Accretion on decommissioning liability	12	5,406	4,750	11,180	9,480
		659,547	654,793	1,480,798	1,306,894
Net income (loss) before tax		(254,550)	141,841	(323,831)	148,918

Tax expense (recovery)
Current		222	5	222	5
Deferred	19	(14,324)	43,250	(37,541)	19,437
Net income (loss)		(240,448)	98,586	(286,512)	129,476

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(30,450)	(59,370)	125,543	1,007
Comprehensive income (loss)		(270,898)	39,216	(160,969)	130,483

Net income (loss) per share	21
Basic		(0.53)	0.24	(0.63)	0.32
Diluted		(0.53)	0.24	(0.63)	0.32
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2014		14,157,519	118,045	(4,357,053)	242,378	10,160,889
Issued for cash	13	660,060				660,060
Issued on capital acquisitions	13	468,730				468,730
Issued pursuant to the DRIP (1) and SDP (2)	13	194,435		1,989		196,424
Redemption of restricted shares	13	51,409	(52,376)	6		(961)
Share issue costs, net of tax		(19,695)				(19,695)
Share-based compensation	20		47,148			47,148
Forfeit of restricted shares	20		(1,195)			(1,195)
Net income (loss)				(286,512)		(286,512)
Dividends ($1.38 per share)				(647,913)		(647,913)
Foreign currency translation adjustment					125,543	125,543
June 30, 2015		15,512,458	111,622	(5,289,483)	367,921	10,702,518

December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued on capital acquisitions		908,905				908,905
Issued pursuant to the DRIP (1) and SDP (2)		162,582				162,582
Redemption of restricted shares		44,475	(45,228)	55		(698)
Share issue costs, net of tax		(384)				(384)
Share-based compensation			68,552			68,552
Forfeit of restricted shares			(830)			(830)
Net income				129,476		129,476
Dividends ($1.38 per share)				(564,404)		(564,404)
Foreign currency translation adjustment					1,007	1,007
June 30, 2014		13,105,883	132,058	(4,127,310)	93,648	9,204,279

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30		Six months ended June 30
(UNAUDITED) (Cdn$000s)	Notes	2015	2014	2015	2014
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(240,448)	98,586	(286,512)	129,476
Items not affecting cash
Other (income) loss	17	6,186	(5,277)	(17,511)	(8,895)
Deferred tax expense (recovery)		(14,324)	43,250	(37,541)	19,437
Share-based compensation	20	15,549	33,406	35,529	53,601
Depletion, depreciation and amortization		412,766	409,642	824,670	783,940
Accretion on decommissioning liability		5,406	4,750	11,180	9,480
Unrealized losses on derivatives	16, 22	359,155	81,597	312,539	217,781
Unrealized (gain) loss on foreign exchange	18	(31,001)	(38,947)	99,699	1,994
Non-cash lease inducement		2,216	-	6,013	-
Decommissioning expenditures		(2,481)	(4,149)	(7,408)	(17,310)
Change in non-cash working capital	24	(21,388)	23,627	(50,313)	31,117
		491,636	646,485	890,345	1,220,621
INVESTING ACTIVITIES
Development capital and other expenditures		(338,665)	(293,210)	(909,260)	(873,772)
Capital acquisitions, net	7	(1,514)	(306,975)	(17,094)	(337,578)
Other long-term assets	5	(3,691)	(15,968)	6,176	(15,501)
Investments	4	2,035	-	2,035	-
Change in non-cash working capital	24	(9,548)	(153,750)	(110,821)	(168,095)
		(351,383)	(769,903)	(1,028,964)	(1,394,946)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		632,978	(647)	632,428	(1,272)
Increase (decrease) in long-term debt		(567,727)	338,308	(41,535)	585,327
Cash dividends		(227,511)	(203,814)	(451,488)	(401,822)
Change in non-cash working capital	24	10,612	5,219	13,230	5,932
		(151,648)	139,066	152,635	188,165
Impact of foreign currency on cash balances		(209)	(285)	2,656	249
INCREASE (DECREASE) IN CASH		(11,604)	15,363	16,672	14,089
CASH AT BEGINNING OF PERIOD		32,229	14,667	3,953	15,941
CASH AT END OF PERIOD		20,625	30,030	20,625	30,030
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes (paid) recovered	(38)	1,713	(57)	1,390
Cash interest paid	(38,721)	(29,144)	(66,512)	(46,356)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on August 12, 2015.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2014. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 12, 2015, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similar nature of products produced, production processes and economic characteristics between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In July 2015, the IASB announced an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.	LONG-TERM INVESTMENTS

($000s)	June 30, 2015	December 31, 2014
Investments in public companies, beginning of period	21,024	24,259
Acquired through capital acquisitions	2,556	-
Dispositions	(1,295)	-
Unrealized gain (loss) recognized in other income (loss)	3,406	(3,235)
Investments in public companies, end of period	25,691	21,024

Investments in private companies, beginning of period	28,854	49,970
Unrealized gain (loss) recognized in other income (loss)	7,131	(21,116)
Investments in private companies, end of period	35,985	28,854

Long-term investments, end of period	61,676	49,878

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2015, the investments are recorded at a fair value of $25.7 million which is $15.1 million more than the original cost of the investments. At December 31, 2014, the investments were recorded at a fair value of $21.0 million which was $82.9 million less than the original cost of the investments.

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2015, the investments are recorded at a fair value of $36.0 million which is $31.0 million less than the original cost of the investments. At December 31, 2014, the investments were recorded at a fair value of $28.9 million which was $38.1 million less than the original cost of the investments. See Note 22 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

5.	OTHER LONG-TERM ASSETS

($000s)	June 30, 2015	December 31, 2014
Reclamation fund	43,161	47,800
Other receivables	11,557	11,777
Other long-term assets	54,718	59,577

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	June 30, 2015	December 31, 2014
Balance, beginning of period	47,800	26,181
Contributions	8,279	60,318
Acquired through capital acquisitions	1,317	-
Expenditures	(14,235)	(38,699)
Balance, end of period	43,161	47,800

b)	Other receivables
At June 30, 2015, the Company had investment tax credits of $11.6 million (December 31, 2014 - $11.8 million).

CRESCENT POINT ENERGY CORP.	6

6.	EXPLORATION AND EVALUATION ASSETS

($000s)	June 30, 2015	December 31, 2014
Exploration and evaluation assets at cost	1,923,554	1,789,812
Accumulated amortization	(1,277,104)	(1,167,303)
Net carrying amount	646,450	622,509

Reconciliation of movements during the period
Cost, beginning of period	1,789,812	1,590,298
Accumulated amortization, beginning of period	(1,167,303)	(901,974)
Net carrying amount, beginning of period	622,509	688,324

Net carrying amount, beginning of period	622,509	688,324
Acquisitions through business combinations, net	108,121	65,029
Additions	249,386	578,942
Transfers to property, plant and equipment	(258,448)	(486,466)
Amortization	(94,754)	(248,854)
Foreign exchange	19,636	25,534
Net carrying amount, end of period	646,450	622,509
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At June 30, 2015, $646.5 million remains in E&E assets after $258.4 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the six months ended June 30, 2015 (year ended December 31, 2014 - $622.5 million and $486.5 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at June 30, 2015.

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material business combination outlined below under Corporate Acquisitions had closed on January 1, 2015, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the six months ended June 30, 2015 would have been approximately $1.6 billion and $869.1 million, respectively. This pro-forma information is not necessarily indicative of the results should the material business combinations have actually occurred on January 1, 2015.
In the six months ended June 30, 2015, the Company incurred $9.7 million (June 30, 2014 - $10.0 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.

CRESCENT POINT ENERGY CORP.	7

a) Corporate Acquisitions
Legacy Oil + Gas Inc.
On June 30, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Legacy Oil + Gas Inc. ("Legacy"), a public oil and gas company with properties in southeast Saskatchewan, Manitoba, Alberta and North Dakota. Total consideration of approximately $1.48 billion included the issuance of approximately 18.2 million common shares, anticipated cash adjustments to shareholders of $19.4 million, assumed long-term debt and working capital ($1.35 billion was allocated to PP&E and $95.4 million was allocated to E&E assets).

($000s)
Fair value of net assets acquired (1)
Working capital	(8,865)
Long-term investments	2,556
Other long-term assets	1,317
Property, plant and equipment	1,354,252
Exploration and evaluation	95,385
Deferred income tax asset	108,875
Long-term debt	(983,719)
Other long-term liabilities	(6,793)
Decommissioning liability	(76,023)
Total net assets acquired (2)	486,985
Consideration
Shares issued (18,229,428 common shares)	467,585
Accrued cash adjustment	19,400
Total purchase price	486,985

(1)
The above amounts are estimates, which were made by management at the time of the preparation of these financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

(2)	Total net assets acquired excludes approximately $35.0 million of commitments related to a building lease and approximately $2.9 million related to capital commitments.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to June 30, 2015 includes nil and nil, respectively, attributable to the Legacy acquisition.
As at June 30, 2015, the acquired long-term debt consisted of $685.1 million drawn on a bank credit facility and a credit note with a fair value of $298.6 million.
The acquired bank credit facility consisted of a secured credit facility with a syndicate of Canadian Banks, for a total amount available under the credit facility of $725.0 million with a maturity date of April 30, 2016. The Company settled the acquired bank credit facility on July 2, 2015.
The acquired credit note consisted of US$200.0 million of unsecured, five year term credit notes due on November 15, 2017, issued to CPPIB Credit Investments Inc., a wholly-owned subsidiary of CPP Investment. The acquired credit note had a 7.5 percent coupon rate and a 1.5 percent redemption premium on the principal debt. The change in control resulted in an additional US$39.4 million payment owing on settlement of the credit note. The Company settled the acquired credit note, including the change of control payment, on July 8, 2015.
b) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2015 for net consideration of $16.5 million ($10.2 million was allocated to PP&E and $12.7 million was allocated to E&E assets, including $0.2 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	8

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)	June 30, 2015	December 31, 2014
Development and production assets	22,449,586	19,891,460
Corporate assets	96,941	87,692
Property, plant and equipment at cost	22,546,527	19,979,152
Accumulated depletion, depreciation and impairment	(6,511,661)	(5,729,090)
Net carrying amount	16,034,866	14,250,062

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	19,891,460	14,964,220
Accumulated depletion and impairment, beginning of period	(5,708,032)	(3,715,311)
Net carrying amount, beginning of period	14,183,428	11,248,909

Net carrying amount, beginning of period	14,183,428	11,248,909
Acquisitions through business combinations, net	1,364,698	2,420,584
Additions	777,285	1,871,391
Dispositions	(222)	(283)
Transfers from exploration and evaluation assets	258,448	486,466
Depletion	(725,791)	(1,380,412)
Impairment	-	(588,200)
Foreign exchange	105,299	124,973
Net carrying amount, end of period	15,963,145	14,183,428

Cost, end of period	22,449,586	19,891,460
Accumulated depletion and impairment, end of period	(6,486,441)	(5,708,032)
Net carrying amount, end of period	15,963,145	14,183,428

Corporate assets
Cost, beginning of period	87,692	26,176
Accumulated depreciation, beginning of period	(21,058)	(15,938)
Net carrying amount, beginning of period	66,634	10,238

Net carrying amount, beginning of period	66,634	10,238
Additions	9,118	61,408
Depreciation	(4,125)	(5,090)
Foreign exchange	94	78
Net carrying amount, end of period	71,721	66,634

Cost, end of period	96,941	87,692
Accumulated depreciation, end of period	(25,220)	(21,058)
Net carrying amount, end of period	71,721	66,634
At June 30, 2015, future development costs of $7.8 billion (December 31, 2014 - $6.9 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the six months ended June 30, 2015 were $24.5 million (year ended December 31, 2014 - $41.3 million), including $10.4 million of share-based compensation costs (year ended December 31, 2014 - $18.0 million).

CRESCENT POINT ENERGY CORP.	9

Impairment test of property, plant and equipment
There were no indicators of impairment at June 30, 2015.

9.	GOODWILL
At June 30, 2015, the Company had goodwill of $251.9 million (December 31, 2014 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

10.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	June 30, 2015	December 31, 2014
Bank credit facilities	926,404	1,261,065
Senior guaranteed notes	2,074,961	1,682,009
Acquired through capital acquisitions	983,719	-
Long-term debt	3,985,084	2,943,074
Long-term debt due within one year (1)	1,048,583	93,504
Long-term debt due beyond one year	2,936,501	2,849,570

(1)	Includes long-term debt of $983.7 million acquired through capital acquisitions which was settled on July 2, 2015 and July 8, 2015.
Bank Credit Facilities
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $3.6 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation and amortization, adjusted for certain non-cash items ("EBITDA"). The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The operating credit facility constitutes a revolving facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The combined credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to EBITDA to a maximum of 3.5:1.0, the ratio of total debt to EBITDA to a maximum of 4:0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at June 30, 2015.
The Company had letters of credit in the amount of $13.7 million outstanding at June 30, 2015.
The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	10

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	June 30, 2015	December 31, 2014
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	-	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	-	43,504
US$52,000	April 14, 2016	3.93%	October 14 and April 14	64,864	60,325
US$67,500	March 24, 2017	5.48%	September 24 and March 24	84,200	78,306
US$31,000	April 14, 2018	4.58%	October 14 and April 14	38,669	35,963
US$20,000	June 12, 2018	2.65%	December 12 and June 12	24,948	23,202
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	84,823	78,887
US$155,000	March 24, 2020	6.03%	September 24 and March 24	193,347	179,816
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	102,287	95,128
US$52,500	June 20, 2021	3.29%	December 20 and June 20	65,489	60,905
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	249,480	232,020
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	10,000
US$270,000	June 12, 2023	3.78%	December 12 and June 12	336,798	313,227
Cdn$40,000	June 20, 2024	3.85%	December 20 and June 20	40,000	40,000
US$257,500	June 20, 2024	3.75%	December 20 and June 20	321,206	298,726
Cdn$65,000	April 22, 2025	3.94%	October 22 and April 22	65,000	-
US$230,000	April 22, 2025	4.08%	October 22 and April 22	286,902	-
US$20,000	April 22, 2027	4.18%	October 22 and April 22	24,948	-
Senior guaranteed notes				2,074,961	1,682,009
Senior guaranteed notes due within one year				64,864	93,504
Senior guaranteed notes due beyond one year				2,010,097	1,588,505
Concurrent with the issuance of US$1.48 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.56 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 22 - “Financial Instruments and Derivatives”.
Acquired through Capital Acquisitions
See Note 7 - "Capital Acquisitions and Dispositions" for additional information regarding the long-term debt acquired through capital acquisitions.

11.	OTHER LONG-TERM LIABILITIES

($000s)	June 30, 2015	December 31, 2014
Lease inducement (1)	48,905	43,784
Long-term compensation liability (2)	2,267	2,271
Other long-term liability (3)	6,793	-
Other long-term liabilities	57,965	46,055

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 20 - "Share-based Compensation".

(3)
Other long-term liability consists of a liability related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions. See additional information in Note 7 - "Capital Acquisitions and Dispositions".

CRESCENT POINT ENERGY CORP.	11

12.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk free rate of approximately 2.25 percent and an inflation rate of 2 percent (December 31, 2014 - approximately 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($000s)	June 30, 2015	December 31, 2014
Decommissioning liability, beginning of period	1,023,358	629,538
Liabilities incurred	25,516	41,892
Liabilities acquired through capital acquisitions	76,357	94,775
Liabilities disposed through capital dispositions	(113)	(226)
Liabilities settled	(7,408)	(38,043)
Revaluation of acquired decommissioning liabilities (1)	104,357	80,625
Change in estimated future costs	-	70,626
Change in discount rate	(11,021)	122,984
Accretion expense	11,180	21,187
Decommissioning liability, end of period	1,222,226	1,023,358
Expected to be incurred within one year	32,852	52,280
Expected to be incurred beyond one year	1,189,374	971,078

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

13.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	June 30, 2015		December 31, 2014
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	446,510,210	14,373,418	394,993,566	12,181,396
Issued for cash	23,160,000	660,060	18,435,000	800,079
Issued on capital acquisitions	18,265,078	468,730	22,054,895	974,164
Issued on redemption of restricted shares (1)	1,375,723	51,409	1,887,180	77,896
Issued pursuant to DRIP (2) and SDP (3)	6,766,251	194,435	9,139,569	339,883
Common shares, end of period	496,077,262	15,748,052	446,510,210	14,373,418
Cumulative share issue costs, net of tax	-	(235,594)	-	(215,899)
Total shareholders’ capital, end of period	496,077,262	15,512,458	446,510,210	14,157,519

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.
At June 30, 2015, the Company recorded dividends payable of $115.9 million which was settled on July 15, 2015 with cash of $79.3 million and 1,466,198 Crescent Point common shares issued pursuant to the DRIP and SDP.  At December 31, 2014, the Company recorded dividends payable of $102.7 million which was settled on January 15, 2015 with cash of $72.9 million and 1,181,265 Crescent Point common shares issued pursuant to the DRIP and SDP.

14.	DEFICIT

($000s)	June 30, 2015	December 31, 2014
Accumulated earnings	1,276,731	1,563,243
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	1,989	-
Accumulated tax effect on redemption of restricted shares	9,860	9,854
Accumulated dividends	(6,578,063)	(5,930,150)
Deficit	(5,289,483)	(4,357,053)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	12

15.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	June 30, 2015	December 31, 2014
Long-term debt	3,985,084	2,943,074
Working capital deficiency (1)	276,567	433,081
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(284,745)	(185,046)
Net debt	3,976,906	3,191,109
Shareholders’ equity	10,702,518	10,160,889
Total capitalization	14,679,424	13,351,998

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, pay dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at June 30, 2015 was 1.9 times (December 31, 2014 - 1.3 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at June 30, 2015.

16.	DERIVATIVE LOSSES

	Three months ended June 30		Six months ended June 30
($000s)	2015	2014	2015	2014
Realized gains (losses)	112,903	(72,555)	279,260	(129,034)
Unrealized losses	(359,155)	(81,597)	(312,539)	(217,781)
Derivative losses	(246,252)	(154,152)	(33,279)	(346,815)

17.	OTHER INCOME (LOSS)

	Three months ended June 30		Six months ended June 30
($000s)	2015	2014	2015	2014
Unrealized gain (loss) on long-term investments	(13,160)	5,277	10,537	8,895
Gain on capital acquisitions	6,259	-	6,259	-
Gain on sale of long-term investments	740	-	740	-
Other loss	(25)	-	(25)	-
Other income (loss)	(6,186)	5,277	17,511	8,895

CRESCENT POINT ENERGY CORP.	13

18.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended June 30		Six months ended June 30
($000s)	2015	2014	2015	2014
Realized
Foreign exchange gain (loss) on cross currency interest rate swaps - interest payment	1,283	(1,251)	2,410	(1,186)
Foreign exchange gain on cross currency interest rate swaps - principal repayment	-	-	8,618	-
Foreign exchange loss on settlement of US dollar senior guaranteed notes	-	-	(8,618)	-
Other foreign exchange gain (loss)	544	(462)	464	(307)
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	31,001	38,947	(99,699)	(1,994)
Other foreign exchange gain (loss)	(110)	165	(1,126)	(229)
Foreign exchange gain (loss)	32,718	37,399	(97,951)	(3,716)

19.	INCOME TAXES
In early 2014, the Company received a proposal letter from the Canada Revenue Agency (“CRA”) in 2014 disallowing $122.8 million of tax pools and $12.6 million of investment tax credits with respect to the 2008 taxation year. The Company made representations to the CRA on the matter, with a view that the risk of losing these tax attributes was remote. However, the CRA has informed management that a notice of reassessment will be issued to that respect. The Company also received a notice of reassessment disallowing $30.1 million of tax pools in respect to the 2010 tax year. The Company is disputing both matters and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at June 30, 2015.
On June 29, 2015, the Alberta government enacted a two percent increase in the corporate income tax rate. The rate increase is effective July 1, 2015. As a result, the Company’s deferred income tax liability increased by $43.7 million in the period ended June 30, 2015.

20.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the six months ended June 30, 2015:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,648,565	84,396
Granted	2,341,175	4,069
Redeemed	(1,411,486)	-
Forfeited	(88,293)	-
Balance, end of period	4,489,961	88,465
For the six months ended June 30, 2015, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $45.9 million (June 30, 2014 - $67.9 million), of which $10.4 million was capitalized (June 30, 2014 - $14.3 million).

CRESCENT POINT ENERGY CORP.	14

21.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Weighted average shares – basic	456,945,855	407,544,211	452,992,652	402,205,762
Dilutive impact of restricted shares	2,420,371	2,506,849	1,907,561	2,556,678
Weighted average shares – diluted	459,366,226	410,051,060	454,900,213	404,762,440

22.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bears interest at floating rates and credit spreads within the facilities are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

CRESCENT POINT ENERGY CORP.	15

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of June 30, 2015:

	June 30, 2015 Carrying Value	June 30, 2015 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	510,957	510,957	-	510,957	-
Long-term investments (1)	61,676	61,676	25,691	10,985	25,000
	572,633	572,633	25,691	521,942	25,000
Financial liabilities
Derivatives	23,120	23,120	-	23,120	-
Senior guaranteed notes (2)	2,074,961	2,090,661	-	2,090,661	-
Credit note debt acquired through capital acquisitions (3)	298,608	298,608	-	298,608	-
	2,396,689	2,412,389	-	2,412,389	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

(3)	Credit note debt acquired through capital acquisitions was settled on July 8, 2015.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2014:

	December 31, 2014 Carrying Value	December 31, 2014 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	803,980	803,980	-	803,980	-
Long-term investments (1)	49,878	49,878	21,024	-	28,854
	853,858	853,858	21,024	803,980	28,854
Financial liabilities
Derivatives	3,604	3,604	-	3,604	-
Senior guaranteed notes (2)	1,682,009	1,795,213	-	1,795,213	-
	1,685,613	1,798,817	-	1,798,817	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	16

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at June 30, 2015 and the change in fair value for the six months ended June 30, 2015:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of period	639,618	(2,255)	163,013	800,376
Unrealized change in fair value	(390,917)	1,924	76,454	(312,539)
Derivative assets / (liabilities), end of period	248,701	(331)	239,467	487,837

Derivative assets, end of period	257,511	-	253,446	510,957
Derivative liabilities, end of period	(8,810)	(331)	(13,979)	(23,120)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2014 and the change in fair value for the year ended December 31, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of year	(111,568)	(6,536)	44,094	(74,010)
Acquired through capital acquisitions	(6,445)	-	-	(6,445)
Unrealized change in fair value	757,631	4,281	118,919	880,831
Derivative assets / (liabilities), end of year	639,618	(2,255)	163,013	800,376

Derivative assets, end of year	640,027	-	163,953	803,980
Derivative liabilities, end of year	(409)	(2,255)	(940)	(3,604)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at June 30, 2015 and December 31, 2014:

	June 30, 2015			December 31, 2014
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	518,462	(30,625)	487,837	804,069	(3,693)	800,376
Amount offset	(7,505)	7,505	-	(89)	89	-
Net amount	510,957	(23,120)	487,837	803,980	(3,604)	800,376

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.

CRESCENT POINT ENERGY CORP.	17

Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at June 30, 2015, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 11,000 bbl/d of crude oil from July 2015 to December 2015 and 2,500 bbl/d of crude oil from January 2016 to December 2019.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at June 30, 2015 and June 30, 2014 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and six months ended June 30, 2015		Three and six months ended June 30, 2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(264,073)	264,778	(340,308)	326,781
Natural gas	(6,717)	6,717	(9,750)	9,750
Power	314	(314)	190	(190)
Differential
Crude oil	-	-	435	(435)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three and six months ended June 30, 2015, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $2.2 million and $4.4 million, respectively impact on income before tax.
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at June 30, 2015 and June 30, 2014 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and six months ended June 30, 2015		Three and six months ended June 30, 2014
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps (1)	-	-	201	(201)

(1)	The impact on income before tax for the three and six months ended June 30, 2015 was nominal.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$1.48 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.56 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

CRESCENT POINT ENERGY CORP.	18

The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at June 30, 2015 and June 30, 2014 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three and six months ended June 30, 2015		Three and six months ended June 30, 2014
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	-	-	(3,828)	3,828
US dollar senior guaranteed notes	Period End	187,796	(187,796)	138,041	(138,041)
Cross currency interest rate swaps	Forward	(207,911)	207,911	(152,013)	152,013
Cross currency principal swaps	Forward	(3,646)	3,646	(3,225)	3,225
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Approximately 2 percent of the Company's accounts receivable balance at June 30, 2015 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at June 30, 2015 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	671,016	-	-	-	671,016
Dividends payable	115,927	-	-	-	115,927
Derivative liabilities (1)	409	9,348	441	-	10,198
Senior guaranteed notes (2)	132,328	274,640	375,491	1,564,044	2,346,503
Bank credit facilities (3)	32,328	990,569	-	-	1,022,897
Long-term debt acquired through capital acquisitions (4)	983,719	-	-	-	983,719

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at June 30, 2015.

(4)	Long-term debt acquired through capital acquisitions was settled on July 2, 2015 and July 8, 2015.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At June 30, 2015, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.65 billion, including $13.7 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.

CRESCENT POINT ENERGY CORP.	19

Included in the Company's bank credit facilities balance of $926.4 million at June 30, 2015 (December 31, 2014 - $1.3 billion) are obligations of $685.0 million (December 31, 2014 - $1.2 billion) of bankers' acceptances and obligations of $246.8 million (December 31, 2014 - $90.8 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $4.6 million (December 31, 2014 - $2.6 million) and prepaid interest on bankers' acceptances of $0.8 million (December 31, 2014 - $2.1 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at June 30, 2015:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)
2015 July - December (2)	66,828	87.60	96.27	87.37
2016 (3)	43,249	83.01	-	-
2017 (4)	13,727	80.62	-	-
2018 January - September	8,310	79.71	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 500 bbls/d which can be extended at the option of the counterparty for calendar 2016 at an average swap price of $95.00/bbl.

(3)	Includes 2,500 bbls/d which can be extended at the option of the counterparty for calendar 2017 at an average swap price of $90.39/bbl.

(4)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2015 July - December	34,000	3.60
2016	32,005	3.57
2017	16,425	3.55
2018 January - March	11,000	3.55

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2015 July - December	Swap	3.0	49.50
2016	Swap	3.0	50.00
2017	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
July 2015	Swap	50,000,000	3.63

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Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
July 2015 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
July 2015 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
July 2015 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
July 2015 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
July 2015 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
July 2015 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
July 2015 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
July 2015 – June 2021	Swap	52,500,000	3.29	56,348,250	3.59
July 2015 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
July 2015 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32
July 2015 – June 2024	Swap	257,500,000	3.75	276,374,750	4.03
July 2015 – April 2025	Swap	230,000,000	4.08	291,065,000	4.13
July 2015 – April 2027	Swap	20,000,000	4.18	25,310,000	4.25

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000
Concurrent with the issuance of US$1.48 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.56 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

23.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and six months ended June 30, 2015, Crescent Point recorded $0.3 million and $0.9 million, respectively, (June 30, 2014 - $0.2 million and $0.5 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.6 million and $0.7 million during the three and six months, respectively, ended June 30, 2015 (June 30, 2014 - $0.1 million and $0.1 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

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24.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended June 30		Six months ended June 30
($000s)	2015	2014	2015	2014
Operating activities
Changes in non-cash working capital:
Accounts receivable	43,335	18,040	81,360	(45,967)
Prepaids and deposits	3,514	2,642	(1,200)	(4,131)
Accounts payable and accrued liabilities	(67,892)	(11,348)	(130,381)	61,776
Other long-term liabilities	(345)	14,293	(92)	19,439
	(21,388)	23,627	(50,313)	31,117
Investing activities
Changes in non-cash working capital:
Accounts receivable	11,509	(1,033)	18,151	(2,401)
Accounts payable and accrued liabilities	(21,057)	(152,717)	(128,972)	(165,694)
	(9,548)	(153,750)	(110,821)	(168,095)
Financing activities
Changes in non-cash working capital:
Dividends payable	10,612	5,219	13,230	5,932

25.	GEOGRAPHICAL DISCLOSURE
As at June 30, 2015, Crescent Point's non-current assets related to the U.S. foreign operations is $2.0 billion (December 31, 2014 - $1.8 billion). For the three and six months ended June 30, 2015, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $82.5 million and $140.6 million, respectively (June 30, 2014 - $93.4 million and $179.2 million, respectively).

26.	SUBSEQUENT EVENTS
Arrangement Agreement with Coral Hill Energy Ltd.
On July 2, 2015, Crescent Point announced that it entered into an agreement, by way of plan of arrangement, to acquire all of the remaining issued and outstanding shares of Coral Hill Energy Ltd. ("Coral Hill"), a private oil and gas producer with properties in west central Alberta. Total consideration is estimated to be approximately $258 million, including the Coral Hill shares already owned by Crescent Point, and will include a combination of Crescent Point shares and assumed debt. The arrangement with Coral Hill is expected to close on or about August 14, 2015.
Settlement of Long-term Debt acquired through Capital Acquisitions
On July 2, 2015 and July 8, 2015, Crescent Point settled the $685.1 million drawn on the bank facility and the US$239.4 million credit note debt from the Legacy acquisition, respectively.
Base Shelf Prospectus
On July 20, 2015, Crescent Point filed a short form base shelf prospectus (the “Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding registration statement with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System. The Prospectus will allow Crescent Point to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place up to an aggregate offering amount of $2.5 billion. The securities may be issued from time to time, at the discretion of Crescent Point, and the ability to issue securities will be subject to market conditions at the time any securities are offered.

CRESCENT POINT ENERGY CORP.	22

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23